EXHIBIT 99.3

CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2012

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended March 31,
	2012	2011
Sales	3,629	2,954
Cost of product sold	2,829	2,229

Gross profit	800	725
Expenses
Selling	370	353
General and administrative	159	110
(Earnings) loss from associates	(6)	2
Other expenses (note 4)	31	1

Earnings before finance costs and income taxes	246	259
Finance costs related to long-term debt	22	27
Other finance costs	10	13

Earnings before income taxes	214	219
Income taxes	59	59

Net earnings from continuing operations	155	160
Net earnings from discontinued operations (note 3)	—	11

Net earnings	155	171

Attributable to:
Equity holders of Agrium	153	172
Non-controlling interest	2	(1)

Net earnings	155	171

Earnings per share attributable to equity holders of Agrium (note 5)
Basic earnings per share from continuing operations	0.97	1.02
Basic earnings per share from discontinued operations	—	0.07

Basic earnings per share	0.97	1.09

Diluted earnings per share from continuing operations	0.97	1.02
Diluted earnings per share from discontinued operations	—	0.07

Diluted earnings per share	0.97	1.09

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended March 31,
	2012	2011
Net earnings	155	171
Other comprehensive income
Items that may be reclassified to net earnings
Foreign currency translation gains	35	20
Other comprehensive loss of associates	—	(7)

Comprehensive income	190	184

Attributable to:
Equity holders of Agrium	189	189
Non-controlling interest	1	(5)

Comprehensive income	190	184

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended March 31,
	2012	2011
Operating
Net earnings from continuing operations	155	160
Items not affecting cash
Depreciation and amortization	91	86
(Earnings) loss from associates	(6)	2
Share-based payments	64	12
Unrealized loss (gain) on derivative financial instruments	1	(30)
Unrealized foreign exchange gain	(6)	—
Deferred income taxes	(1)	6
Other	12	6
Dividends from associates	1	—
Net changes in non-cash working capital	351	160

Cash provided by operating activities	662	402

Investing
Acquisitions, net of cash acquired	(69)	—
Capital expenditures	(215)	(110)
Investment in associates	10	—
Purchase of investments	(2)	(36)
Other	(9)	(16)
Net changes in non-cash working capital	3	—

Cash used in investing activities	(282)	(162)

Financing
Short-term debt	45	25
Long-term debt issued	7	—
Repayment of long-term debt	(2)	(125)
Dividends paid (a)	(36)	(9)
Shares issued, net of issuance costs	7	1

Cash provided by (used in) financing activities	21	(108)

Effect of exchange rate changes on cash and cash equivalents	5	(10)

Increase in cash and cash equivalents from continuing operations	406	122
Cash and cash equivalents used in discontinued operations (note 3)	—	(310)
Cash and cash equivalents – beginning of period	1,346	635

Cash and cash equivalents – end of period	1,752	447

Included in operating activities
Interest paid	44	41
Interest received	16	14
Income taxes paid	64	31
Included in investing activities
Interest paid	4	1

(a) Dividends of $0.225 per share were paid January 19, 2012 to shareholders of record on January 1, 2012.

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	March 31,		December 31,
	2012	2011 (a)	2011
ASSETS
Current assets
Cash and cash equivalents	1,752	447	1,346
Accounts receivable	2,592	2,067	1,984
Income taxes receivable	89	21	138
Inventories	3,862	3,652	2,956
Prepaid expenses and deposits	312	415	643
Assets of discontinued operations (note 3)	37	1,948	70

	8,644	8,550	7,137
Property, plant and equipment (note 6)	2,886	2,234	2,533
Intangibles	693	674	678
Goodwill	2,282	2,268	2,277
Investment in associates	381	392	355
Other assets	48	107	97
Deferred income tax assets	66	20	63

	15,000	14,245	13,140

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (note 7)	294	547	245
Accounts payable	4,446	4,024	2,959
Income taxes payable	22	24	82
Current portion of long-term debt (note 7)	50	53	20
Current portion of other provisions (note 6)	78	35	68
Liabilities of discontinued operations (note 3)	35	1,095	53

	4,925	5,778	3,427
Long-term debt (note 7)	2,074	2,063	2,098
Provisions for post-employment benefits	195	142	192
Other provisions (note 6)	472	295	299
Other liabilities	62	86	59
Deferred income tax liabilities	647	498	637

	8,375	8,862	6,712

Shareholders’ equity
Share capital	2,001	1,988	1,994
Retained earnings	4,573	3,306	4,420
Accumulated other comprehensive income (note 9)	46	86	10

Equity holders of Agrium	6,620	5,380	6,424
Non-controlling interest	5	3	4

Total equity	6,625	5,383	6,428

	15,000	14,245	13,140

(a)	Certain amounts have been restated to reflect adjustments from the finalization of the AWB Limited acquisition.

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

	Millions of common shares (a)	Share capital	Retained earnings	Accumulated other comprehensive income (loss) (note 9)	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2010	158	1,982	3,134	69	5,185	8	5,193

Net earnings (loss)	—	—	172	—	172	(1)	171
Other comprehensive income (loss), net of tax
Foreign currency translation	—	—	—	24	24	(4)	20
Other comprehensive loss of associates	—	—	—	(7)	(7)	—	(7)

Comprehensive income (loss), net of tax	—	—	172	17	189	(5)	184
Share-based payment transactions	—	6	—	—	6	—	6

March 31, 2011	158	1,988	3,306	86	5,380	3	5,383

December 31, 2011	158	1,994	4,420	10	6,424	4	6,428

Net earnings	—	—	153	—	153	2	155
Other comprehensive income (loss), net of tax
Foreign currency translation	—	—	—	36	36	(1)	35

Comprehensive income, net of tax	—	—	153	36	189	1	190
Share-based payment transactions	—	7	—	—	7	—	7

March 31, 2012	158	2,001	4,573	46	6,620	5	6,625

(a)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares.

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

1.	CORPORATE INFORMATION

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Agrium (with its subsidiaries) is a major retail supplier of agricultural products and services in North and South America, Australia and Europe and a leading global producer and marketer of agricultural nutrients and industrial products. We produce and market three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled-release crop nutrients and micronutrients. Our Corporate head office is located at 13131 Lake Fraser Drive S.E. Calgary, Alberta, Canada. Our operations are conducted globally from our Wholesale head office in Calgary, and our Retail and Advanced Technologies head offices in Loveland, Colorado, U.S.

Agrium operates three strategic business units:

•	Retail operates in North and South America and Australia and sells crop nutrients, crop protection products, seed and services directly to growers.

•

Wholesale operates in North and South America and Europe producing, marketing and distributing three primary groups of crop nutrients: nitrogen, potash and phosphate for agricultural and industrial customers around the world.

•

Advanced Technologies (“AAT”) produces and markets controlled-release crop nutrients and micronutrients in the broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets worldwide.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on May 8, 2012. We prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. They do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2011 Annual Report, available at www.agrium.com. We have prepared these interim financial statements using the same accounting policies and critical accounting estimates we applied in our 2011 Annual Report.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

2.	BUSINESS ACQUISITION

On March 19, 2012, we signed an agreement to acquire the majority of the Agri-products business of Viterra Inc. (“Viterra”), consisting of approximately 90 percent of Viterra’s 258 Canadian farm centres; 17 Australian retail farm centres; a 34 percent interest in a nitrogen facility in Medicine Hat, Canada; storage and distribution assets; an option to acquire Viterra’s wool business in Australia; and other assets and liabilities (collectively the “Agrium Assets”).

Key features of the agreement:

a)	Agrium will acquire the Agrium Assets from Glencore International plc (“Glencore”) upon completion of the acquisition of Viterra by Glencore and after obtaining any required consents to transfers and regulatory clearances. Agrium is responsible for obtaining regulatory clearances for acquisition of the Agrium Assets. Should Agrium not obtain regulatory clearance within the time frames specified in the agreement, the Agrium Assets may be sold or transferred to it or a third party under a hold separate arrangement. Accordingly, Agrium is exposed to the risk that the proceeds of any such sale may be for an amount less than the portion of the purchase price allocated to such assets. Agrium will not own or operate the assets until acquisition of the Agrium Assets closes.

b)	The acquisition price is subject to various terms and conditions including adjustments for: approximately ten percent of Viterra’s farm centres excluded from the purchase; working capital; and the accrual to Agrium of Viterra’s operating cash flow on the agri-business assets from March 31, 2012 to closing of Agrium’s acquisition of the assets. Following adjustment for the excluded farm centres, the purchase price is expected to be approximately $1.65-billion, including estimated working capital of $500-million.

c)	Agrium has agreed to advance $1.775-billion to Glencore at the time Glencore is first required to pay for Viterra shares. The advance is repayable by the transfer of assets to Agrium and other purchase adjustments. The advance will be secured by shares of Viterra. In support of its payment obligation, Agrium has provided a letter of credit for $85-million.

3.	DISCONTINUED OPERATIONS

Discontinued operations in 2012 consist of a business of AWB Limited (“AWB”) acquired in 2010 and sold in April 2012. Sales from discontinued operations for the three months ended March 31, 2012 were $65-million. Comparative figures for 2011 include operations of AWB businesses sold in May 2011.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

4.	EXPENSES

	Three months ended March 31,
Other expenses	2012	2011
Realized loss on derivative financial instruments	12	48
Unrealized loss (gain) on derivative financial instruments	1	(30)
Interest income	(16)	(14)
Foreign exchange gain	—	(25)
Bad debt expense	8	5
Potash profit and capital tax	5	11
Other	21	6

	31	1

The Board of Directors granted 250,831 Performance Share Units on January 1, 2012 and 258,132 Tandem Stock Appreciation Rights with a grant price of $88.27 on March 20, 2012 to officers and employees.

5.	EARNINGS PER SHARE

	Three months ended March 31,
Attributable to equity holders of Agrium	2012	2011
Numerator
Net earnings from continuing operations for the period	153	161
Net earnings from discontinued operations for the period	—	11

Net earnings for the period	153	172

Denominator (millions)
Weighted average number of shares outstanding for basic earnings per share	158	158
Dilutive instruments — stock options	—	—

Weighted average number of shares outstanding for diluted earnings per share	158	158

6.	PROPERTY, PLANT AND EQUIPMENT

During the three months ended March 31, 2012, we added $114-million to assets under construction at our Vanscoy Potash facility.

During the three months ended March 31, 2012, we recorded an asset retirement obligation for the phosphogypsum stack system at our Conda, Idaho phosphate facility. Included in the provision of $139-million are costs to address phosphogypsum stack decommissioning at the Conda facility, including post-closure monitoring. The provision was based on negotiations with government authorities, which are ongoing. Timing of the expenditures is contingent on, among other things, the completion of negotiations with government authorities, completion of engineering and planning for the work, and approval of engineering and planning by government authorities. Because various circumstances may affect the timing and amount of expenditures, we may change our provision as new information becomes available.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

7. DEBT

	March 31,			December 31,
	2012			2011
	Total	Unutilized	Utilized	Utilized
Short-term debt
Multi-jurisdictional facility expiring 2016	1,600	1,600	—	—
North American facilities expiring 2012 - 2013 (a)	200	200	—	—
European facilities expiring 2012 - 2013	335	103	232	178
South American facilities expiring 2012	125	63	62	67

	2,260	1,966	294	245

Current portion of long-term debt			50	20

Long-term debt
Floating rate bank loans due 2013 - 2016			33	35
Fixed and floating rate bank loans due 2013 - 2014			53	75
Floating rate bank loans due 2013			460	460
6.125% debentures due 2041			500	500
6.75% debentures due 2019			500	500
7.125% debentures due 2036			300	300
7.7% debentures due 2017			100	100
7.8% debentures due 2027			125	125
Other			23	23

			2,094	2,118
Unamortized transaction costs			(20)	(20)

			2,074	2,098

(a)	Outstanding letters of credit issued under our North American facilities at March 31, 2012 were $173-million reducing credit available under the facilities.

In April 2012, we filed a base shelf prospectus in Canada and the U.S. permitting the issuance of up to $2.5-billion of common shares, preferred shares, subscription receipts, debt securities or units over the 25-month period that the base shelf prospectus remains effective. The base shelf replaced a base shelf prospectus that expired in 2011. We have not issued securities under the base shelf prospectus.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

8. FINANCIAL INSTRUMENTS

Fair value of financial instruments	Level 1	Level 2	Total
March 31, 2012
Fair value through profit or loss
Cash and cash equivalents	1,752	—	1,752
Foreign exchange derivative financial instruments	—	(1)	(1)
Gas, power and nutrient derivative financial instruments	(37)	8	(29)
Available for sale	24	—	24

March 31, 2011
Fair value through profit or loss
Cash and cash equivalents	447	—	447
Foreign exchange derivative financial instruments	—	(9)	(9)
Gas, power and nutrient derivative financial instruments	(47)	11	(36)
Marketable securities	40	—	40

December 31, 2011
Fair value through profit or loss
Cash and cash equivalents	1,346	—	1,346
Foreign exchange derivative financial instruments	—	(1)	(1)
Gas, power and nutrient derivative financial instruments	(38)	12	(26)
Available for sale	10	—	10

We do not measure any of our financial instruments using Level 3 inputs. There have been no transfers between Level 1 and Level 2 fair value measurements in the reporting period ended March 31, 2012.

9. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Available for	Foreign	Comprehensive	Total accumulated
	sale financial	currency	loss of	other comprehensive
	instruments	translation	associates	income
December 31, 2010	—	69	—	69
Gains (losses)	—	24	(7)	17

March 31, 2011	—	93	(7)	86

December 31, 2011	(1)	11	—	10
Gains	—	36	—	36

March 31, 2012	(1)	47	—	46

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

10. OPERATING SEGMENTS

	Three months ended
	March 31,
	2012	2011
Sales
Retail
Crop nutrients	1,035	707
Crop protection products	834	638
Seed	316	230
Merchandise	130	144
Services and other	136	103

	2,451	1,822

Wholesale
Nitrogen	384	334
Potash	139	195
Phosphate	189	238
Product purchased for resale	421	411
Other	79	55

	1,212	1,233

Advanced Technologies	135	81

Other	(169)	(182)

	3,629	2,954

Inter-segment sales
Retail	6	6
Wholesale	137	161
Advanced Technologies	26	15

	169	182

Net earnings
Retail	57	(15)
Wholesale	326	377
Advanced Technologies	(5)	(5)
Other	(132)	(98)

Earnings before finance costs and income taxes	246	259
Finance costs related to long-term debt	22	27
Other finance costs	10	13

Earnings before income taxes	214	219
Income taxes	59	59

Net earnings from continuing operations	155	160
Net earnings from discontinued operations	—	11

Net earnings	155	171

	March 31,	December 31,
	2012	2011
Total assets
Retail	8,846	7,685
Wholesale	3,745	2,997
Advanced Technologies	483	474
Other	1,889	1,914
Discontinued operations	37	70

	15,000	13,140